

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 14, 2017

<u>Via E-mail</u>
Mr. Nicholas J. Holland
Chief Executive Officer
Gold Fields Limited
150 Helen Rd
Sandown, Sandton 2196
South Africa

**Re:   Gold Fields Limited**
**Form 20-F for the Fiscal Year Ended December 31, 2016**
**Response Dated October 11, 2017**
**File No. 001-31318**

Dear Mr. Holland:

We have reviewed your October 11, 2017 response to our oral comment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to our September 20, 2017 oral comment.

Form 20-F for the Fiscal Year Ended December 31, 2016

Note 4.6 Amortisation and Depreciation of Mining Assets, page F-13

1. We read your response to comment 1. It appears that the level and type of information available for endowment ounces included in your depletion base may vary significantly. Please tell us in greater detail the specific criteria that you use to determine when to include endowment ounces in your depletion base. Also, tell us the minimum level of information that you would rely upon for including endowment ounces in your depletion base. Separately tell us the specific criteria used for including inferred resources in your depletion base.

2.  Please provide us with maps showing the relationship of the specific endowment ounces and inferred resources used in your depletion base to the location(s) of your reserves and measured and indicated resources, as well as current mine infrastructure, including processing facilities, etc. In regard to the above, tell us how you define continuity and how that correlates to the actual orebodies currently being mined.

3.  Please provide us a schedule by mine for each of the last five years that presents conversions of endowment ounces into resources (by resource category), as well as any direct conversions to reserves. Separately present conversions of inferred resources into measured/indicated resources, as well as any direct conversions of inferred resources to reserves. If you cannot provide conversion information separately for endowment ounces and inferred resources, please explain in detail why.

4.  Please explain in detail the following:
    - How you define conversion of an endowment ounce to a resource or reserve;
    - How a conversion typically occurs;
    - How you become aware that a conversion has occurred;
    - How you correlate reserves and resources back to specific endowment ounces included in your depletion base; and
    - The size of the individual blocks that you use for tracking conversion. If a non-block method is used, tell us why and fully explain how it effectively tracks conversion.

5.  Please explain the procedures you undertake when you annually review the useful life of your assets. Specifically explain how you determine that your estimate of the number of ounces you expect to produce (i.e., useful life) is appropriate in terms of ounces from reserves, resources and endowment. In connection with the above, tell us if you include endowment ounces and/or inferred resources in your annual mine plan. If you do, please provide us with copies of your annual mine plans.

6.  If you include endowment ounces and/or inferred resources in your mine plan, please explain whether such estimates are utilized in areas currently being mined, in areas targeted for future development or in both situations. If you include endowment ounces and/or inferred resources, describe to what degree these amounts are included.

7.  Please compare the process for estimating the quantity of endowment ounces for your depletion calculations to that used to estimate value attributable to value beyond proven and probable reserves in the purchase price allocations for both your 2001 and 2013 acquisitions from WMC and Barrick.

8.  Please tell us how you test that the quantity of endowment ounces estimated at the beginning of each period was the best estimate of endowment ounces. We note that you evaluate the reliability of your endowment estimates based on cumulative activity from the date the property was acquired. Please explain why you do not evaluate the reliability of your endowment ounce estimates based on annual activity.

9. In regard to your recent sale of the Darlot mine, please specifically discuss the extent to which reserves, resources and endowment ounces were considered when you determined the sales price of the property. Additionally, describe the terms of the sale of the property to Red 5.

10. Please provide us with a quantitative and qualitative materiality analysis that also considers pre-tax net income on an annual and cumulative basis for each period presented.

You may contact Blaise Rhodes at (202) 551-3774 or me at (202) 551-3769 with any questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel and Mining